October 27, 2010

RE: Get cash now from your CPA®:14 investment.

Dear Investor,

Good news!  Now you can sell your Corporate Property Associates 14 Incorporated investment and regain control of your money.  Right now, MPF will pay you $6 per Share. This price is below the price at which some shares have sold in the informal secondary market (see “What is the Market Value of My Shares” in the Offer for details)), but we are offering to purchase many more Shares than change hands in such markets.  Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Corporate Property Associates 14 Incorporated to decide if or when you get your money back. But this offer expires on December 10, 2010, so you must act soon.

Why take advantage of this opportunity today?

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Avoid further declines in real estate values. According to CPA®:14, the value of your Shares declined by 9.2% in 2009 to $11.80 per Share.  If you sell to us today, you lock in your sale price, avoiding further potential declines in value.

•	Our highest offer price to date. Our $6 per share offer price is 20% higher than our previous offer.

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The share redemption program has been suspended indefinitely. When it was in place, the redemption program redeemed shares at a discount to CPA®:14’s December 31, 2008, net asset value of $13.00 (the most recently reported price was $11.28); when and if it reopens, it would likely redeem shares at a lower price than in 2009. But now you can sell your Shares and get your money soon.

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Get your cash out. CPA®:14 is an infinite life entity. CPA®:14 said in its offering that it would consider liquidation in 2008, but the board said it would consider liquidation alternatives only after market conditions improve. It has said: “We are under no obligation to liquidate our portfolio within any particular period.” Sell today and get your money out from this security.  Once you do, you will give up your right to future dividends in exchange for a certain amount from this offer.

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Sell without broker fees or commissions. Most secondary market sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.  Depending upon your holdings, you may receive more if you can find a buyer in the secondary market, or you may receive more from our offer..

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Eliminate the long and uncertain waiting period. Private and non-traded securities like CPA®:14 can be very difficult to sell. It can take weeks or months to find an interested buyer and Corporate Property Associates 14 Incorporated may continue to operate indefinitely! But now you can sell your Shares and get your money out.

If you act today, you can get your cash now. We will mail your check within three business days after Corporate Property Associates 14 Incorporated confirms the transfer (which make take about 4 weeks, but is not in our control).

MPF has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form, which contain additional information including risks of this transaction and other disclosures. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mpfi.com.

Sincerely,

Pat Patterson
President, MacKenzie Patterson Fuller, LP

P.S. Remember, this offer expires December 10, 2010 (unless extended). So don’t delay. Fill out and mail in the CPA®:14 Assignment Form today so we can transfer the Shares and rush you a check.